FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Ratner, Brian J.	2. Issuer Name and Ticker or Trading Symbol Forest City Enterprises, Inc. FCE A/FCE B		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director X 10% Owner X Officer (give title below) Other (specify below) Executive Vice President (1)
(Last) (First) (Middle) 50 Public Square, Suite 1100	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 4/18/03
(Street) Cleveland, OH 44113		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class B Common Stock								450	D	See Footnote(2)
Class A Common Stock								335,733	I	See footnote(3)
Class A Common Stock								143,223	D
Class A Common Stock								1,750	I	See footnote(4)
Class A Common Stock								75,690	I	See footnote(5)
Class B Common Stock								35,951	I	See footnote(6)
Class B Common Stock								75,690	I	See footnote(7)
Class B Common Stock								47,282.88	I	See footnote(8)
Class B Common Stock								10,355	I	See footnote(9)
Class B Common Stock								10,355	I	See footnote(10)
Class B Common Stock								55,356	I	See footnote(11)
Class B Common Stock								13,290	I	See footnote(12)
Class B Common Stock								3,203	I	See footnote(13)
Class B Common Stock								3,202	I	See footnote(14)
Class B Common Stock								29,196	I	See footnote(15)
Class B Common Stock								17,619	I	See footnote(16)
Class B Common Stock								23,625	I	See footnote(17)
Class A Common Stock								23,400	I	See footnote(18)
Class B Common Stock								57,150	I	See footntoe(19)
Class B Common Stock								57,150	I	See footnote(20)
Class B Common Stock								158,895	I	See footnote(21)
Class B Common Stock								111,048	I	See footnote(22)
Class B Common Stock								92,630	I	See footnote(22)
Class B Common Stock								92,630	I	See footnote(24)
Class A Common Stock								350	I	See footnote(25)
Class A Common Stock								350	I	See footnote(26)
Class A Common Stock								208,065	I	See footnote(27)
Class A Common Stock								208,062	I	See footnote(28)
Class A Common Stock								8,950	I	See footntoe(29)
Class A Common Stock								4,545	I	See footnote(30)
Class A Common Stock								30,297	I	See footnote(31)
Class B Common Stock								1,350	I	See footnote(32)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
1996 Stock Option Grant (right to buy)	$9.583							9/09/98(33)	9/09/06	Class A Common	16,200		16,200	D
1998 Stock Option Grant (right to buy)	$19.00							3/17/00(34)	3/17/08	Class A Common	16,200		16,200	D
1999 Stock Option Grant (right to buy)	$14.917							4/07/01(35)	4/07/09	Class A Common	16,200		16,200	D
2001 Stock Option Grant (right to buy)	$28.533							3/08/03(36)	3/08/11	Class A Common	16,200		16,200	D
2003 Stock Option Grant (right to buy)	$31.00	4/18/03		M		16,200		3/17/05(37)	3/17/13	Class A Common	16,200		16,200	D

Explanation of Responses:

(1) Executive Vice President and Director of Forest City Enterprises, Inc. General and limited partner of RMS, Ltd., a 10% plus shareholder
(2) General partnership interest in RMS, Ltd.; partnership is a 10% shareholder.
(3) Brian Ratner Trust dated 1/15/58.
(4) Brian Ratner 2001 Trust dated 11/01/01.
(5) Faye Ratner Trust dated 1/01/79 - for the benefit of Brian Ratner.
(6) Brian Ratner Trust - limited partnership interest in FCE Management, L.P., a limited partner of RMS, Ltd.
(7) Faye Ratner Trust - limited partnership interest in FCE Management, L.P., a limited partner of RMS, Ltd., for the benefit of Brian Ratner.
(8) Brian Ratner 2001 Trust dated 11/01/01.
(9) Albert Ratner 1989 Grandchildrens Trust for the benefit of David (son), as a limited partner of FCE Management, L.P., a limited partner of RMS, Ltd.
(10) Albert Ratner 1989 Grandchildrens Trust for the benefit of Emily (daughter), as a limited partner of FCE Management, L.P., a limited partner of RMS, Ltd.
(11) Held by Emily Ratner (daughter) as a limited partner in RMS, Ltd.
(12) Held by David Ratner (son) as a limited partner in RMS, Ltd.
(13) Brian Ratner 1986 Family Trust, limited partner in FCE Management, L.P. - for the benefit of David (son).
(14) Brian Ratner 1986 Family Trust, limited partner in FCE Management, L.P. - for the benefit of Emily (daughter).
(15) Albert Ratner Family Trust - as a limited partner in RMS, Ltd., Brian Ratner is Trustee (also reported by Deborah Ratner Salzberg).
(16) Albert Ratner 1986 Grandchildrens Trust - for the benefit of David (son), as a limited partner in RMS, Ltd.
(17) Tawny Ratner (spouse) as a limited partner in RMS, Ltd.
(18) Emily Ratner (daughter) shares are held directly by custodian Brian J. Ratner (father).
(19) Brian Ratner 1989 Irrevocable Trust - a limited partnership interest in RMS, Ltd., for the benefit of David (son). Brian Ratner disclaims any benficial interest.
(20) Brian Ratner 1989 Irrevocable Trust - a limited partnership interest in RMS, Ltd., for the benefit of Emily (daughter). Brian Ratner disclaims any benficial interest.
(21) Albert B. Ratner 1989 Grandchildrens Trust - a limited partnership interest in RMS, Ltd., for the benefit of David (son). Brian Ratner disclaims any beneficial interest.
(22) Albert B. Ratner 1989 Grandchildrens Trust - a limited partnership interest in RMS, Ltd., for the benefit of Emily (daughter). Brian Ratner disclaims any beneficial interest.
(23) Albert B. Ratner 1999 Revocable Trust - limited partnership interest in FCE Management, L.P., a limited partner of RMS, Ltd. for the benefit of David (son). Brian Ratner disclaims any beneficial interest .
(24) Albert B. Ratner 1999 Revocable Trust - limited partnership interest in FCE Management, L.P., a limited partner of RMS, Ltd. for the benefit of Emily (daughter). Brian Ratner disclaims any beneficial interest .
(25) Albert B. Ratner 1989 Grandchildrens Trust - for the benefit of David (son). Brian Ratner disclaims any beneficial interest.
(26) Albert B. Ratner 1989 Grandchildrens Trust - for the benefit of Emily (daughter). Brian Ratner disclaims any beneficial interest.
(27) Albert B. Ratner 1986 Remainder Interest Trust - for the benefit of David (son). Brian Ratner disclaims any benefical interest.
(28) Albert B. Ratner 1986 Remainder Interest Trust - for the benefit of Emily (daughter). Brian Ratner disclaims any benefical interest.
(29) Brian & Tawny Ratner Philanthropic Fund.
(30) Brian Ratner Philanthropic Fund.
(31) Ruth Miller Trust for the benefit of Tawny (spouse).
(32) Tawny Ratner (spouse), shares held in an account with McDonald Investments.
(33) 1996 Stock Option Grant - 25% exercisable 9/09/98; 25% exercisable 9/09/99; and 50% exercisable 9/09/00.
(34) 1998 Stock Option Grant - 25% exercisable 3/17/00; 33% exercisable 3/17/01; and 42% exercisable 3/17/02.
(35) 1999 Stock Option Grant - 25% exercisable 4/07/01; 25% exercisable 4/07/02; and 50% exercisable 4/07/03.
(36) 2001 Stock Option Grant - 25% exercisable 3/08/03; 25% exercisable 3/08/04; and 50% exercisable 3/08/05.
(37) 2003 Stock Option Grant - 25% exercisable 3/17/05; 25% exercisable 3/17/06; and 50% exercisable 3/17/07.

By: /s/ Geralyn M. Presti Geralyn M. Presti, Attorney-In-Fact for Brian J. Ratner, Executive Vice President and Director **Signature of Reporting Person	4/21/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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SEC FORMS 4 & 5

POWER OF ATTORNEY

The undersigned, designated by the Board of Directors as a Section 16 Company Insider,
hereby constitutes and appoints Robert Gephart, Geralyn M. Presti and Patricia A. Comai,
with full power of substitution and resubstitution, as attorney of the undersigned, their name, place and stead, to sign and file under the Securities Exchange Act of 1934, Section 16
Reporting Forms, and any and all amendments thereto, to be filed with the Securities and
Exchange Commission pertaining to such filing, with full power and authority to do and perform any and all acts and things whatsoever required and necessary to be done in the premises, hereby ratifying and approving the act of said attorney and any such substitute.

EFFECTIVE as of October 25, 2002.

By: /s/ Brian J.Ratner
       Brian J. Ratner